VF 12-4-02

[redacted]

02021652

CM

SE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 27 2002
WASH., D.C. 155

SEC FILE NUMBER
8- 47788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Equibond, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd. Suite 1700
(No. and Street)

Santa Monica	California	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Lustig (310) 260-6000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P

PROCESSED
DEC 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay Lustig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equibond, Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of PENNSYLVANIA
County of WESTMORELAND
Subscribed and sworn (or affirmed) to before me this 23 day of OCTOBER, 2002

Signature

Title

Notary Public

Notarial Seal
Josephine Carozza, Notary Public
Rostraver Twp., Westmoreland County
My Commission Expires Sept. 27, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Equibond, Inc.

I have audited the accompanying statement of financial condition of Equibond, Inc. as of September 30, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equibond, Inc. as of September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
October 31, 2002

Equibond, Inc.
Statement of Financial Condition
September 30, 2002

ASSETS

Cash and cash equivalents	$ 447,604
Marketable securities, at market	116,943
Receivable from employee	30,000
Prepaid income taxes	15,582
Furniture, equipment, and leasehold improvements (net of $ 175,435 accumulated depreciation)	79,828
Deposits	67,598
Total assets	$ 757,555

LIABILITIES & STOCKHOLDER'S EQUITY

Liabilities	
Commissions and accounts payable	$ 22,733
Payable to clearing firm	237
Salaries and bonuses payable	5,292
Income taxes payable	217
Deferred taxes payable	8,475
Total liabilities	36,954
Stockholder's equity	
Common stock, no par value, authorized 100,000 shares, issued and outstanding 5,000 shares	50,000
Additional paid-in capital	617,000
Retained earnings	53,601
Total stockholder's equity	720,601
Total liabilities & stockholder's equity	$ 757,555

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Operations
For the year ended September 30, 2002

Revenues	
Commissions	$ 157,828
Net inventory and investment gains	971,633
Interest and dividends	97,321
Gain/(loss) on sale of assets	(411)
Other income	4,500
Total revenues	1,230,871
Expenses	
Employee compensation and benefits	315,386
Commissions and floor brokerage	368,462
Communications and quotations	135,197
Occupancy and equipment rental	229,435
Interest	2,274
Taxes, other than income taxes	31,972
Other operating expenses	169,962
Total expenses	1,252,688
Loss before income taxes	(21,817)
Income taxes	
Income taxes provision, including deferred tax benefit of ($2,771)	(1,498)
Total income tax provision	(1,498)
Net income (loss)	$ (20,319)

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Changes in Stockholder's Equity
For the year ended September 30, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, at September 30, 2001	$ 50,000	$ 410,000	$ 73,920	$ 533,920
Additional paid-in capital	–	207,000	–	207,000
Net (loss) income	–	–	(20,319)	(20,319)
Balance, at September 30, 2002	$ 50,000	$ 617,000	$ 53,601	$ 720,601

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Cash Flows
For the year ended September 30, 2002

Cash flow from operating activities		
Net (loss) income		$ (20,319)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by operating activities:		
Depreciation	$ 43,234	
(Gain) loss on sale of fixed assets	411	
(Increase) decrease in:		
Receivable from clearing firm and broker dealer	5,709	
Income tax receivable	21,390	
(Decrease) increase in:		
Commissions payable and accounts payable	(6,058)	
Payable to clearing broker	238	
Salaries payable	(2,950)	
Deferred income taxes	(2,771)	
Income taxes payable	217	
Total adjustments		59,420
Net cash provided by operating activities		39,101
Cash flows from investing activities		
Purchase of marketable securities	(7,130)	
Proceeds from sale of furniture & equipment	375	
Purchase of furniture and equipment	(22,104)	
Net cash used in investing activities		(28,859)
Cash flows from financing activities		
Proceeds from additional paid-in capital	207,000	
Loans made to related party	(21,000)	
Net cash provided by financing activities		186,000
Net increase in cash		196,242
Cash and cash equivalents at the beginning of the year		251,362
Cash and cash equivalents at the end of the year		$ 447,604

Supplemental disclosure of cash flow information	
Cash paid during the period ended September 30, 2002	
Income taxes	$ 800
Interest	$ 2,274

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Notes to Financial Statements
September 30, 2002

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Equibond, Inc. (the "Company") was incorporated in the State of California in September 1994. In April, 1995, the Company became registered as a broker dealer in securities with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

The Company trades on a fully disclosed basis whereby the execution and clearance of trades are handled by an outside clearing firm.

The Company trades equities and fixed income products executed on an exchange or over the counter. The firm does not hold customer funds and/or securities. The Company has over 150 clients, with 60% of the clientele located primarily in southern California, 30% in Pennsylvania and 10% throughout the United States. Approximately 15% of the clients account for 30-50% of the commission/participation income.

Summary of significant accounting policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis. Marketable securities are valued at month end market value. The resulting difference between cost and market value is included in net inventory and investment gains. Investments, not readily marketable are valued at cost.

The Company uses the straight line method of depreciation over the estimated useful lives, ranging from three (3) to ten (10) years.

Deferred income taxes are provided under the Statement of Financial Accounting Standards No. 109. This standard provides a balance sheet approach to income tax accounting. The principal difference between the financial reporting and tax basis of the assets and liabilities is the rapid depreciation write off of the fixed assets for taxes.

Equibond, Inc.
Notes to Financial Statements
September 30, 2002

Note 2: MARKETABLE SECURITIES OWNED

The Company purchases marketable securities for long-term investments and trading. The Company considers its marketable securities as trading marketable securities, as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.* Accordingly unrealized gains (losses) on investments are included in the profit and loss statement.

The market values consisted of the following at quoted market values:

Corporate debt	$ 3,700
Stocks	2,805
Obligation of U.S. Government	110,438
Total	$ 116,943

The gross unrealized holding gain of $7,130 is included in net inventory and investment gains.

Note 3: PROPERTY AND EQUIPMENT, NET

Property is stated at cost and summarized by major classification as follows:

Furniture and office equipment	$ 295,871
Less: Accumulated depreciation	(216,043)
Net	$ 79,828

Depreciation expense for the year was $43,234.

Note 4: INCOME TAXES

The components of the provision for income taxes are as follows:

	Current	Deferred	Total
States tax expense (benefit)	$ 1,273	$ (962)	$ 311
Federal tax expense (benefit)	–	(1,809)	(1,809)
Total tax benefit	$ 1,273	$ (2,771)	$ (1,498)

Note 4: INCOME TAXES
(Continued)

The Company has available at September 30, 2002, certain state Net Operating Losses (NOL's), which be carried forward to offset future taxable income. These NOL's expire in three (3) to five (5) years and produce a deferred tax asset of approximately $2,738. The Company however, has set up a 100% allowance against this deferred asset as it is more likely than not, that the Company will realize the benefit.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but by September 30, 2002 the Company's net capital of $518,455 exceeded the minimum net capital requirement by $418,455; and the Company's ratio of aggregate indebtedness (36,954) to net capital was 0.07 to 1, which is less than the 15 to 1 maximum ratio required of a broker dealer.

Note 6: COMMITMENTS

Under operating leases with remaining non-cancelable terms in excess of one year at September 30, 2002, aggregate annual rentals for office space and equipment are approximately as listed below:

September 30,	Amount
2003	223,551
2004	223,551
2005	55,888
2006	-
Total minimum lease payments	$ 502,990

Lease expenses for the year ending September 30, 2002 net of rental income were $211,049.

Equibond, Inc.
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2002

Computation of Net Capital		
Stockholder's equity		
Common stock	$ 50,000	
Additional paid-in capital	617,000	
Retained earnings	53,601	
Total stockholder's equity		$ 720,601
Deductions to net capital		
Non allowable assets		
Receivable from employee and broker	$ 30,000	
Property and equipment, net	79,828	
Deposits	67,598	
Prepaid income taxes	15,582	
Petty cash and other assets	600	
Total non-allowable assets		193,608
Total net capital before haircuts		526,993
Haircuts on securities		
Haircut on marketable securities	8,538	
Total haircuts		8,538
Net capital		518,455
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,464	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 418,455
Ratio of aggregate indebtedness to net capital	0:07: 1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated September 30, 2002.

See independent auditor's report.

Equibond, Inc.
Schedule II-Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2002

A computation of reserve requirement is not applicable to Equibond, Inc., as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Equibond, Inc.
Schedule III-Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of September 30, 2002

Information relating to possession or control requirements is not applicable to Equibond, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Equibond, Inc.

Supplementary Accountant's Report

On Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Equibond, Inc.

In planning and performing my audit of the financial statements of Equibond, Inc. (the Company) for the year ended September 30, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Equibond, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
October 31,2002